

November 21, 2013

Via E-mail
Jeffery M. Lamberson
President, Chief Executive Officer and Chief Financial Officer
Halex Energy Corp.
9190 Double Diamond Parkway
Reno, Nevada 89521

> **Re: Halex Energy Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-185956**

Dear Mr. Lamberson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the interim financial statements and notes, as well any related interim financial information within the registration statement as required by Rule 8-08 of Regulation S-X.

Description of the Business, page 19

General, page 19

2. We note your response to comment five in our letter dated November 1, 2013 and we re-issue the comment in part. Please update the first paragraph of page 20 to reflect the new initial term of the license agreement as amended in September 2013.

Terms of Distributor and License Agreements, page 22

Sales, Installation, Service & Support, page 22

3. We note your response to comment six in our letter dated November 1, 2013. Please revise your disclosure to explain in specific detail what laws and regulations you mean by reference to the "same environmental laws and regulations applicable to the utility industry as would apply to existing green energy power generating technologies."

Certain Relationships and Related Transactions, page 61

4. We note your response to comment 16 in our letter dated November 1, 2013. Please explain how you calculated that "the largest aggregate amount of principal outstanding during the period for which this disclosure is provided is $2000.00, the amount outstanding as of the date of filing is $2040.00."

Exhibit 16.1

5. Please request your predecessor auditor to remove reference to Item 4.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Lilyanna Peyser, Special Counsel at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Andrew Grundman